Exhibit 12.1

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the computation of our ratio of earnings to fixed charges for the periods indicated. Hannon Armstrong Capital, LLC, a Maryland limited liability company, the entity that operated our historical business prior to the consummation of our initial public offering on April 23, 2013, or our IPO, and which we refer to as the “Predecessor,” became our subsidiary upon consummation of our IPO. To the extent any of the financial data included in the below table is as of a date or from a period prior to the consummation of our IPO, such financial data is that of the Predecessor.

	For the six months ended June 30,	For the fiscal year ended December 31,	For the fiscal year ended December 31,	For the fiscal year ended December 31,	For the fiscal year ended December 31,	For the three months ended December 31,	For the fiscal year ended September 30,
	2017	2016	2015	2014	2013	2012	2012
	(In millions, except ratios)
Earnings:
Pretax income from continuing operations before minority interests and income/loss from equity investees	$7.2	$45.2	$8.3	$9.8	$(12.9)	$1.4	$5.1
Add: Fixed charges (as calculated below)	29.2	45.4	26.5	16.8	10.0	2.4	10.2
Add: Distributed income of equity investees	39.4	55.8	25.3	0.9	—	0.5	14.3

Total earnings/(deficit)	$75.8	$109.9	$60.1	$27.5	$(2.9)	$4.3	$29.6

Fixed charges:
Investment interest expense	$29.1	$45.3	$26.4	$16.6	$9.8	$2.3	$9.8
Other interest expense			—	—	0.1	0.1	0.3
Estimated interest component of rental expense	0.1	0.1	0.1	0.2	0.1	—	0.1

Total fixed charges(1)	$29.2	$45.4	$26.5	$16.8	$10.0	$2.4	$10.2

Ratio of Earnings to Fixed Charges	2.6	2.4	2.3	1.6	*	1.8	2.9

*	Earnings were insufficient to cover fixed charges by $2.9 million for the fiscal year ended December 31, 2013.
(1)	We had no preferred stock outstanding for any of the periods. Accordingly, the ratios of earnings to combined fixed charges and preferred stock dividends are not presented because they are identical to the ratios of earnings to fixed charges for each of the periods.

Exh. 12.1-1